THE COURTNEY GROUP, LLC
(SEC ID No. 8-53453)

ANNUAL AUDIT REPORT

DECEMBER 31, 2022

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(e)(3) as a Public Document

PUBLIC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53453

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____**01/01/22**_____ AND ENDING _____**12/31/22**_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Courtney Group, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

363 San Miguel Drive, Suite 210
(No. and Street)

Newport Beach	**California**	**92660**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas W. Courtney, Jr.	**(949) 706-3600**	**tcourtney@thecourtneygroup.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	**3438**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Courtney, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Courtney Group, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Please see attached California
Acknowledgement
Jurat
Notary Initials.

Signature: [signature]

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 _____

2 _____

3 _____

4 _____

5 _____

6 _____

Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange



SUSAN W. MANROW
Notary Public - California
Orange County
Commission # 2298500
My Comm. Expires Aug 19, 2023

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this 27 day of Feb. , 20 23
by _____Date_____Month_____Year
(1) Thomas W. Courtney, Jr.

(and 2) _____),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Susan W. Manrow

Signature of Notary Public

— OPTIONAL —

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation .

Document Date: 2/27/23 _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

THE COURTNEY GROUP, LLC

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
The Courtney Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Courtney Group, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2016.
Walnut Creek, California
February 20, 2023

1

THE COURTNEY GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets

Cash	$	453,105
Accounts receivable		41,996
Prepaid expenses		4,410
Total Assets	$	499,511

Liabilities and Member's Equity

Liabilities:		
Accounts payable	$	16,032
Commissions payable		409,456
Total Liabilities		425,488
Member's Equity:		
Total Member's Equity		74,023
Total Liabilities and Member's Equity	$	499,511

The accompanying notes are an integral part of this financial statement.

THE COURTNEY GROUP, LLC
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2022

1. **Organization**

   The Courtney Group, LLC (the "Company") was organized as a limited liability company and commenced operations in 2002. The limited liability company agreement provides for the Company to terminate on May 11, 2091, unless dissolved sooner.

   The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in investment banking activities both as an advisor to entities engaged in mergers and acquisitions, divestitures and joint ventures, and as a placement agent in the placement of debt and equity securities to qualified investors.

2. **Significant Accounting Policies**

   Basis of Presentation
   The books and records of the Company are kept on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP".)

   Use of Estimates
   The preparation of financial statements in conformity with GAAP may require management make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

   Fair Value of Financial Instruments
   The carrying amounts of certain of the Company's financial instruments, including cash, other assets and accounts payable approximate fair value because of their short-term maturities. The Company has no financial instruments required to be reported at fair value on a recurring basis at December 31, 2022.

   Cash and Cash Equivalents
   The Company defines cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business. There were no cash equivalents as of December 31, 2022.

   Accounts Receivable
   Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

   The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2022.

2. **Significant Accounting Policies** *(continued)*

Income Taxes

The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2018.

3. **Related Party Transactions**

In 2009, the Company entered into an Expense Sharing Agreement ("Agreement") with The Courtney Group, Incorporated ("TCGI"), a company under common control. Per the Agreement, TCGI provides office space and pays most overhead expenses for the Company for a fee of $315 per month. In 2022, TCGI elected to waive the fees related to the Agreement and contribute the prior year amount owed of $6,500.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

4. **Revenue from Contracts with Customers**

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $0 and $41,996 as of January 1, 2022 and December 31, 2022, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of January 1, 2022 and December 31, 2022, there was no deferred retainer revenue.

Contract Costs

Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred.

5. Risk Concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

At December 31, 2022, 100% of accounts receivable was due from three clients.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $61,140, which was $32,774 in excess of its required net capital.

7. Subsequent Events

The Company has evaluated subsequent events through February 20, 2023 the date which the financial statements were issued.